RetireOne Transamerica Summary

Free Writing Prospectus

Filed Pursuant to Rule 433 Relating to

Prospectus dated December 19, 2011

Registration Statement No. 333-177282

Transamerica Advisors Life Insurance Company

Product Concept

Standalone Lifetime Withdrawal Benefit (“SALB”) offered through a Group Fixed Contingent Annuity that wraps around an approved list of mutual funds and ETFs residing in a custodial account.

Issue Ages

45 – 90, available on Joint or Single Life

Eligible Assets

An approved list of authorized mutual funds and ETFs. Contact ARIA Retirement Solutions for current listing.

Certificate Fee

Charge

1.00% : 50% Equity

1.15% : 60% Equity

1.35% : 70% Equity

1.75% : 80% Equity

Certificate Fee

Reduction

Available

0.05% - $500,000 to $999,999.99

0.10% - $1 million to $1,999,999.99

0.15% - $2M or greater

The percentages are based on contributions into the covered asset pool less any excess withdrawals (Before Lock-

In Date: any withdrawal or transfer from the Covered Asset Pool; After Lock-In Date: the amount of any Withdrawal in excess of the Coverage Amount allowed in a Certificate Year).

Contributions

Minimum Initial Contribution Per Certificate: $100,000

Maximum Total Contributions Per Certificate Owner: $1 million, cumulative

(cumulative contributions in excess of $1 million must be pre-approved)

Subsequent Minimum Contributions: $50,000 (Non-Qualified); $2,000 (Qualified)

Coverage

Base

The coverage base is an amount used to calculate the initial coverage amount. The coverage base is equal to the value of the certificate owner’s covered asset pool (i.e. the amount invested in eligible assets) upon certificate inception and is increased for subsequent contributions and adjusted for any withdrawals.

Coverage Base

Step-Up

Opportunity

(Pre-Lock-In)

Annual step-up based on the highest quarterversary value (assumed no withdrawals taken).

See additional information in Disclosure section.

Lock-in of

Coverage Amount

The certificate owner must select a date to lock-in the coverage amount and begin taking income. The lock-in date can be no earlier than the date the certificate owner and spouse, if joint life option is elected, attains age 60. The attained age on the lock-in date is used for all future calculations of the coverage amount. The initial coverage amount is established by multiplying the coverage base by the coverage percentage. The coverage percentage on the lock-in date is based upon the attained age at that time and the current 10-year US Treasury bond yield1.

See additional information in Disclosure section.

1 The yield will be determined as the closing yield as quoted by Bloomberg on the Lock-In Date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-575-ARIA (2742).

This annuity is issued by Transamerica Advisors Life Insurance Company of Little Rock, AR. Underwritten by Transamerica Capital, Inc. Guarantees are based on the claims paying ability of Transamerica Advisors Life Insurance Company.

Insurance policies are sold by Aria Retirement Solutions, Inc. doing business in California as Aria Insurance Solutions, Inc. (San Francisco, CA), a licensed insurance agency (CA License #0H44773). Insurance policies may not be available in all states.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

222 South First Street Suite 600 Louisville KY 40202 855-575-ARIA (2742) www.aria4advisors.com

ROTASUMM0412

RetireOne Transamerica Summary

Coverage Percentages Single Life Option1

Age of Covered

Person At

Lock-In Date2

10-Year United States Treasury Bond Yield3

0.00% to 4.49%

4.50% to 4.99%

5.00% to 5.49%

5.50% to 6.99%

7.00% +

60 4.0% 4.0% 4.5% 5.0% 5.5%61 4.0% 4.1% 4.6% 5.1% 5.6%62 4.0% 4.2% 4.7% 5.2% 5.7% 63 4.0% 4.3% 4.8% 5.3% 5.8% 64 4.0% 4.4% 4.9% 5.4% 5.9% 65 4.0% 4.5% 5.0% 5.5% 6.0% 66 4.1% 4.6% 5.1% 5.6% 6.1%67 4.2% 4.7% 5.2% 5.7% 6.2% 68 4.3% 4.8% 5.3% 5.8% 6.3% 69 4.4% 4.9% 5.4% 5.9% 6.4% 70 4.5% 5.0% 5.5% 6.0% 6.5%71 4.6% 5.1% 5.6% 6.1% 6.6% 72 4.7% 5.2% 5.7% 6.2% 6.7%73 4.8% 5.3% 5.8% 6.3% 6.8% 74 4.9% 5.4% 5.9% 6.4% 6.9% 75 5.0% 5.5% 6.0% 6.5% 7.0% 76 5.1% 5.6% 6.1% 6.6% 7.1%77 5.2% 5.7% 6.2% 6.7% 7.2% 78 5.3% 5.8% 6.3% 6.8% 7.3% 79 5.4% 5.9% 6.4% 6.9% 7.4%80 5.5% 6.0% 6.5% 7.0% 7.5% 81 5.6% 6.1% 6.6% 7.1% 7.6% 82 5.7% 6.2% 6.7% 7.2% 7.7% 83 5.8% 6.3% 6.8% 7.3% 7.8% 84 5.9% 6.4% 6.9% 7.4% 7.9% 85 + 6.0% 6.5% 7.0% 7.5% 8.0%

1 If coverage is for joint lives, each of the Coverage Percentages will be 0.5% lower than for a single life.

2 If joint life coverage, age of younger joint life at Lock-In Date.

3 The yield will be determined as the closing yield as quoted by Bloomberg on the Lock-In Date.

Investment Profile

Asset Classes

Category

Minimum

Maximum

Core Fixed

20% 100%

Core Equity

0% 80%

International

0% 25%

Small/Mid Cap

0% 10%

Alternative

0% 5%

See additional information in Disclosure section.

222 South First Street Suite 600 Louisville KY 40202 855-575-ARIA (2742) www.aria4advisors.com

RetireOne Transamerica Summary

DISCLOSURES

The RetireOne Transamerica annuity guarantees payments for the life of a Covered Person and spouse if the joint life option is selected, should the value of the Covered Asset Pool be depleted according to the terms of the Certificate. The annuity has no cash value, surrender value or death benefit. No benefits may be received under the annuity, because the Covered Asset Pool may perform well enough that it is never reduced to zero.

Covered Asset Pool – The Covered Asset Pool consists of specified investments (Eligible Assets) purchased by the Owner and held in an account at a Financial Institution. A listing of the Eligible Assets appears in the prospectus. In the future, the insurance company may add new investments or remove existing investments. The composition of the Covered Asset Pool must be allocated exclusively to Eligible Assets and be invested in accordance with specified investment parameters. Please see the prospectus for the details. In order to be eligible for joint coverage, at least one of the spouses must be the owner or beneficial owner of the account and the other spouse must be the sole primary beneficiary of the account. For a qualified account the difference in age between spouses may not be more than 10 years.

Investment Profile – The Certificate Fee Percentage is based on the Investment Profile. The Investment Profile is determined by the percentage of Covered Assets held in Eligible Assets that are not in the Core Fixed category and may change because of market fluctuations or investments, withdrawals or transfers that you make in Covered Assets. The greater the percentage of assets in the Covered Asset Pool allocated to Eligible Assets outside of the Core Fixed category, the higher the Certificate Fee Percentage. See Prospectus for more details.

Certificate Fee—The Certificate Fee is paid from a separate cash account established with the Financial Institution and not the annuity. The fee is calculated as an annual percentage of the Covered Asset Pool and is charged quarterly. The fee percentage initially ranges from 1.00% to 1.75%, depending on the investment profile chosen and can increase by no more than 0.75% thereafter due to an automatic step-up. A reduction in the fee ranging from 0.05% to 0.15% will occur for net Certificate Contributions (less excess withdrawals) ranging from $500,000 and higher. The Certificate Fee is in addition to any charges imposed in connection with advisory and other services and charges for the Covered Assets and IRAs.

Coverage Base – The Coverage Base is used only in calculating your initial Coverage Amount. It cannot be withdrawn and is not a guarantee of the value of any assets held within your Financial Institution account. On the Certificate Date, the Coverage Base is equal to the value of the Covered Asset Pool. Thereafter the Coverage Base will increase due to additional contributions made to the Covered Asset Pool and decreased due to any withdrawals up until the Lock-In Date. After the Lock-In Date, contributions will no longer be permitted. The Coverage Base can also increase due to an automatic step-up.

Automatic Step-Up to Coverage Base – On each Certificate Anniversary prior to the Lock-In Date, the Coverage Base will be the greatest of: 1) the current Coverage Base; 2) the value of the Covered Asset Pool on the Certificate Anniversary; or 3) if no withdrawals have been taking during the preceding Certificate Year, the value of the Covered Asset Pool as of any Quarterversary during the immediately preceding Certificate Year. An increase in the Coverage Base to one of these three values is called an automatic step-up. The Certificate Fee Percentage may be changed due to an automatic step-up of the Coverage Base unless the Owner rejects the automatic step-up.

Highest Quarterversary Value – The quarterversary value is the highest value of the Covered Asset Pool on the same calendar day for each previous three month period beginning on the Certificate Date until the Lock-In Date. The Highest Quarterversary Value represents the highest quarterversary value since the Certificate Date.

Coverage Percentage – The Coverage Percentage is determined by the Annuitant’s attained age (or for joint life, the age of the younger spouse) and the current 10-year U.S. Treasury Bond Yield. The Coverage Percentage ranges from 4.00% to 8.0% (see table in prospectus). The 10-year U.S. Treasury Bond Yield will be determined as the closing yield as quoted by Bloomberg. Until the Lock-In Date, the Coverage Percentage will be zero.

Lock-In Date – This is the date the Owner elects to establish the initial Coverage Amount. It may be no earlier than the date the Owner (or if joint coverage is selected, the date the younger spouse) attains age 60.

Coverage Amount – On the Lock-In Date the initial Coverage Amount is determined by multiplying the Coverage Percentage by the Coverage Base. After the Lock-In Date but before the Insured Event, the Coverage Amount is the greater of the current Coverage Amount and the current value of the Covered Asset Pool on the Certificate Anniversary multiplied by the current Coverage Percentage. Prior to the Lock-In Date, the Coverage Amount is zero. The Coverage Amount is available to be withdrawn each Certificate Year from the Covered Asset Pool without causing an Excess Withdrawal. After the Lock-In Date, an Additional Coverage Amount will also apply for IRAs because of minimum required distribution requirements under the Internal Revenue Code.

Automatic Step-Up to Coverage Amount – On each Certificate Anniversary after the Lock-In Date but before the Insured Event, the Coverage Amount will be the greater of: 1) the current Coverage Amount; or 2) the current value of the Covered Asset Pool on the Certificate Anniversary multiplied by the current Coverage Percentage as determined by the Annuitant’s attained age (or for a joint life Certificate, the age of the younger spouse) on the Lock-In Date and the current 10-year U.S. Treasury Bond Yield. If the Owner’s Coverage Amount increases due to number 2, this is considered an automatic step-up. The Certificate Fee Percentage may be changed due to an automatic step-up of the Coverage Amount unless the Owner rejects the automatic step-up.

Insured Event – The Insured Event is the date the value of the Covered Asset Pool is reduced to zero by other than an Excess Withdrawal. Beginning on this date benefit payments will be paid by the insurance company according to the Certificate. Benefit payments are subject to ordinary income tax.

Affect of Excess Withdrawals – The Coverage Base and Coverage Amount will decrease if an excess withdrawal is taken. After the Lock-In Date, an excess withdrawal occurs if an amount more than the Coverage Amount is withdrawn in any Certificate Year. An excess withdrawal can reduce the Coverage Base and Coverage Amount by a dollar amount that is greater than the amount of the excess withdrawal.

Conditions for Termination – An Excess Withdrawal that reduces the Coverage Base or Coverage Amount to zero; Covered Asset Pool composition requirements are not met; and Certificate Fee not paid.

For civil union partners, registered domestic partners, or other similar relationships recognized by your state, please contact a qualified tax advisor prior to purchasing. In some states the annuity is issued as an individual contract instead of a group certificate. Certificate Form SALB-CERT-DE0811 and Contract Form SALB-IC-0811 (may vary by state), SALB-CERT-DE 0811 (OR).

222 South First Street Suite 600 Louisville KY 40202 855-575-ARIA (2742) www.aria4advisors.com

RetireOne Transamerica Summary